Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following is a description of the common stock of P. H. Glatfelter Company (the “Company”, “we” or “our”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

General

We are incorporated in the Commonwealth of Pennsylvania and the rights of our shareholders are generally covered by our Amended and Restated Articles of Incorporation (the “Articles”), our Amended and Restated By-laws (the “By-laws”) and the applicable provisions of the Pennsylvania Business Corporation Law (“PBCL”).

This description of our common stock is qualified by, and should be read in conjunction with, the Articles and the By-laws, both of which are exhibits to the Annual Report on Form 10-K of which this exhibit forms a part, as well as the applicable provisions of the PBCL.

Authorized Capital Stock

Our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share, and 40,000 shares of preferred stock, par value $50.00 per share. All outstanding shares of common stock are fully paid and non-assessable.

Description of Common Stock

Voting Rights. Holders of shares of our common stock are entitled to one vote per share on all matters to be voted upon by our shareholders, except each shareholder has cumulative voting rights for electing directors. Therefore, each shareholder is entitled to cast as many votes in the election of directors as is equal to the number of shares of common stock held by such shareholder on the record date, multiplied by the number of directors to be elected.

Dividends and Other Distributions. The holders of our common stock are entitled to receive dividends and other distributions as may be declared by our Board of Directors (the “Board”), subject to the preferential rights of any outstanding preferred stock.

Liquidation Rights. In the event of our liquidation, the holders of our common stock will be entitled to share ratably in any assets remaining after payment of all debts and other liabilities, subject to the preferential rights of any outstanding preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

The Board may, without shareholder approval, issue up to 40,000 shares of preferred stock in one or more series and, subject to the PBCL, may fix the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of preferred stock, including, without limitation:

•Designation of such series;

•Dividend rates;

•Redemption prices, terms and conditions;

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•Amounts payable upon voluntary or involuntary liquidation;

•Voting rights;

•Conversion rights; and

•Sinking fund and stock purchase prices, terms and conditions.

The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock and could adversely affect the rights and powers, including voting powers, of holders of shares of our common stock. The Articles designate 7,000 shares of 4½% cumulative preferred stock and 21,000 shares of 4 5/8% cumulative preferred stock, none of which are outstanding, which series have certain rights and preferences that are greater than the rights of our common stock.

Certain Provisions of Our Articles and By-laws

Certain provisions our Articles and By-laws may make it more difficult for third parties to acquire control of us. These provisions, described below, are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with the Board.

“Blank Check” Preferred Stock. The Board is authorized by the Articles to designate and issue, without shareholder approval, preferred stock with rights and preferences as the Board may determine. This ability to issue what is commonly referred to as “blank check” preferred stock, or rights to acquire such preferred stock, may have the effect of delaying, deferring or preventing a change in control of our company or an unsolicited acquisition proposal.

Calling of Special Meetings. The By-laws provide that special meetings of the shareholders may only be called by the Board, the Chairman of the Board, the Chief Executive Officer or the President.

Removal of Directors. Except for the rights of any class or series of stock entitled to elect directors separately, any director may only be removed from office, without assigning any cause, by the approval of holders of 80% or more of the combined voting power of the then outstanding shares of our stock entitled to vote generally in the election of directors, voting together as a single class.

Authority to Fill Board of Directors Vacancies. Under the Articles and the By-laws, any vacancy on the Board shall only be filled by vote of a majority of our directors then in office, even if less than a quorum, and shall not be filled by our shareholders unless there are no members of the Board remaining in office.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The By-laws establish advance notice procedures with respect to the proposal of business by a shareholder to be considered at an annual meeting of shareholders and the nomination by a shareholder of candidates for election as directors.

Anti-Takeover Statutes

We are governed by a set of interrelated provisions of the PBCL which are designed to support the validity of actions taken by the Board in response to takeover bids. These provisions may have the effect of making more difficult and thereby discouraging attempts to acquire control of our company in a transaction that the Board determines not to be in the best interests of our company.

Transactions with Interested Shareholders. We are subject to Section 2538 of Subchapter D of Chapter 25 of the PBCL which requires certain transactions with an “interested shareholder” to be approved by a majority of disinterested shareholders. Section 2538 defines “interested shareholder” generally to include any shareholder who is a party to the transaction or who is treated differently than other shareholders and affiliates of the corporation.

Fair Value Acquisitions Statute. We are subject to Subchapter E of Chapter 25 of the PBCL which requires a person, or group of persons acting in concert, who acquires 20% or more of the voting shares of a publicly traded corporation to offer to purchase the shares of any other shareholder at “fair value” (determined as provided in Section 2547 of the PBCL).

Affiliated Transactions Statute. We are subject to Subchapter F of Chapter 25 of the PBCL which effectively prohibits business combinations involving our company and an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless either the business combination or the interested shareholder’s acquisition of 20% of the outstanding voting stock is approved by the Board, in each case, prior to the date on which the shareholder first became an interested shareholder, or the business combination is approved by a specified vote of shareholders. “Interested shareholder” is defined generally as any beneficial owner of at least 20% of our outstanding voting stock. Under certain circumstances, Subchapter F of Chapter 25 of the PBCL makes it more difficult for an interested shareholder to effect various business combinations with us.

Control-Share Acquisitions. Our By-Laws explicitly provide that Subchapter G of Chapter 25 of the PBCL (relating to control-share acquisitions) shall not be applicable to the Company.

Disgorgement. Our By-Laws explicitly provide that Subchapter H of Chapter 25 of the PBCL (relating to disgorgement by certain controlling shareholders following attempts to acquire control) shall not be applicable to the Company.

Limitation of Liability; Indemnification

The By-laws contain certain provisions permitted under the PBCL relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages for any action taken or any failure to take action unless such director has breached or failed to perform the duties of his or her office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The By-laws also provide that we must indemnify our directors and officers to the fullest extent permitted by the PBCL. In addition, the By-laws provide that expenses actually and reasonably incurred by a director or officer in defending a legal proceeding must be paid in advance by us prior to final disposition of the proceeding upon an undertaking by or on behalf of the director or officer to repay such amounts if it shall ultimately be determined that such person is not entitled to be indemnified by us.

Listing of Common Stock

Our common stock is traded on the New York Stock Exchange under the ticker symbol “GLT”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Compushare.

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